Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State of Incorporation
Performance Credit Corporation	California
PerformanceOne Financial, Inc.	California
BMAT Securities Corporation	Delaware
ECR Investment Corp.	Delaware
ECR Finance, Inc.	Delaware
ECR Mortgage Corp.	Maryland
Encore Credit Corporation of Minnesota	Minnesota
ECC Investment Corp.	Delaware